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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                        OPTIKA INVESTMENT COMPANY, INC.
                        -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   90335P 10 1
                                 --------------
                                 (CUSIP Number)

                                Edward P. Mooney
                      8450 East Crescent Parkway, Suite 100
                        Greenwood Village, CO 80111-2818
                                 (720) 889-0150

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 90335P 10 1                   13D                    PAGE 2 OF 4 PAGES

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     EDWARD P. MOONEY
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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  NUMBER OF
                         7    SOLE VOTING POWER
   SHARES                     250,000(1)
                         -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
                              0
  OWNED BY               -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
   EACH                       250,000(1)
                         -------------------------------------------------------
 REPORTING               10   SHARED DISPOSITIVE POWER
                              0
PERSON WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     250,000(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
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14   TYPE OF REPORTING PERSON
     IN
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(1)  Includes 100,000 shares that may be acquired by the reporting person pursuant to an immediately exercisable option.
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ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock" or "Issuer's Common Stock"), of USA Broadband, Inc., a Delaware corporation (formerly "Optika Investment Company, Inc.," a Nevada corporation) (the "Issuer"). The Issuer's principal executive office is located at 8450 E. Crescent Parkway, #100, Greenwood Village, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act, this Statement on Schedule 13D is being filed by Edward P. Mooney, an individual (the "Reporting Person" or "Mr. Mooney").

     Mr. Mooney's business address is 8450 E. Crescent Parkway, #100, Greenwood Village, CO 80111. Mr. Mooney, a U.S. citizen, is the Executive Vice President of the Issuer.

     During the past five years, Mr. Mooney has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor during the past five years has Mr. Mooney been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of subjecting Mr. Mooney to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On April 1, 2001 Mr. Mooney received an immediately exercisable option to purchase 100,000 shares of the Issuer's common stock at $1.50 per share. (the "Option"), in conjunction with Mr. Mooney's employment with the Issuer. The Option expires April 1, 2011. Additionally, Mr. Mooney owns 150,000 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Mooney acquired the Issuer's stock that is the subject of this Schedule 13D for the purpose of investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Mooney beneficially owns 250,000, or 5.1%, of the issued and outstanding shares of the Common Stock of the Issuer, which includes 150,000 shares held of record by Mr. Mooney, and 100,000 shares which may be acquired by Mr. Mooney upon exercise of the Option, as described in Item 3 herein. The number of shares which may be acquired upon exercise of the Option is subject to adjustment for stock splits, combinations, recapitalizations, and the like.

     Of the 150,000 shares beneficially owned by Mr. Mooney, Mr. Mooney holds sole voting and dispositive power.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        July 30, 2001


                                        /s/ Edward P. Mooney
                                        ---------------------------
                                        Edward P. Mooney